                                                                Robert B. Murphy
                                                       direct dial: 202-220-1454
                                                           murphyr@pepperlaw.com



                                     January 30, 2006



VIA EDGAR
---------


United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, NE
Washington, D.C. 20549


ATTN: Jeffrey Riedler, Assistant Director


RE: VALERA PHARMACEUTICALS, INC.:
    REGISTRATION STATEMENT ON FORM S-1
    AMENDMENT NO. 5 FILED JANUARY 17, 2006
    COMMISSION FILE NO. 333-123288
    --------------------------------------

Dear Mr. Riedler:

         On behalf of Valera Pharmaceuticals, Inc. (the "Company"), we are hereby responding to comments by the staff (the "Staff") of the Securities and Exchange Commission contained in your letter dated January 25, 2006 (the "Comment Letter"), in connection with the above-captioned registration statement (the "Registration Statement"). Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 6 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff's comments is reproduced below in italics under the Staff's topic headings followed in each case by the related Company response.

         Dilution, page 28

         1. The assertion in the third sentence of the second paragraph that the preferred stock will be converted prior to the reverse stock split is not consistent with assertion as disclosed in Note 1 on F-6 that the reverse stock split will occur before effectiveness of the registration statement.
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Mr. Jeffrey Riedler
January 30, 2006
Page 2


         Company Response:

                The Company notes that the reverse stock split is to be effected prior to the conversion of the preferred stock into common and reads the statement on page 28 as being consistent with that sequence of events. However, the Company has inserted a comma between the phrase "immediately prior to the closing of this offering" and "and to the reverse stock split" to clarify this sequence.

         2. Please revise the table to eliminate the line item "Decrease in net tangible book value per share due to reverse stock split" or explain the rationale for including this item given that share amounts throughout the filing have presumably been adjusted for the reverse stock split.

         Company Response:

                The Company has deleted the line item in response to the Staff's comment.

         Management's Discussion and Analysis, page 32

         Results of Operations - Comparison of Nine Months Ended September 30, 2004 and 2005


         Stock-Based Compensation, 37

         3. The non-cash compensation charges and stock-based compensation for the nine months ended September 30, 2004 and 2005 do not agree with that stated in your Statement of Cash Flows. Similarly, the sum total of the stock-based compensation items reported in the statement of operations, as disclosed on page 38, is not consistent with that stated in the Statement of Cash Flows or in the narrative of the MD&A for the nine-months ended September 30, 2005. Please show a reconciliation of the amounts to a consistent sum total or eliminate this discrepancy in all areas of the document, including the third from the last paragraph in note 9 to the financial statements.

         Company Response:

                The Company has revised its disclosures to make them consistent with the amounts recorded in the unaudited financial statements for the period ended September 30, 2005. In the MD&A section, the Company revised its disclosure of the amount of stock based compensation shown related to research and development to $8,469. Moreover, in footnote 9 to the financial statements the Company revised its disclosure of non-cash compensation expense related to
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Mr. Jeffrey Riedler
January 30, 2006
Page 3


                re-priced options for the same period to $(487,430). Further, in connection with the grant of options to consultants during this period, the Company revised its disclosure of the non-cash expense to $72,309. Finally, the Company made conforming changes to the Statements of Cash Flows for the period ended September 30, 2004.

         Report of Independent Registered Public Accounting Firm, F-1

         4. An unrestricted accountants' report will be required in the filing that is declared effective.

         Company Response:

                An unrestricted accountants' report has been provided in the Pre-Effective Amendment No. 6 to the Registration Statement.

         Notes to Financial Statement

         Note 2 - Basis of Presentation and Significant Accounting Policies, page F-6

         Revenue Recognition, page F-12

         5. We note disclosure for the approximate cost value of the Vantas product held by distributors as of December 31, 2004 and September 30, 2005. Since the reserve amount relates to sales to urologists, please disclose these amounts for the Vantas product held by urologists.

         Company Response:

                As a supplemental matter, given the price for a single unit of Vantas and the nature of physician practice, the Company believes that urologists do not tend to hold significant amounts of Vantas in their inventory. It is the Company's belief that the urologists tend to order product on an as needed basis. In addition, our product specialists typically confirm product utilization and inventory levels, if any, as part of their normal sales calls with urologists.

                As a practical matter, the Company estimates that it would take several weeks to contact the hundreds of doctors that use Vantas to inquire about the amount of product they held on each of December 31, 2004 and September 30, 2005. Further, even if the Company were to make contact with all of the urologists, the Company believes that there is no certainty that doctors would have such information readily available for the historical periods noted.

                The Company included this information with respect to its distributor because the Company only has a single distributor and the information related to such inventory is readily available. Finally, the Company believes that the potential inventory levels at urologists is not material to an investment decision in the Company's common stock. Therefore, the Company believes that no additional disclosure is necessary.

                                     * * *

Mr. Jeffrey Riedler
January 30, 2006
Page 4


         We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 202.220.1454 or to Dan Liebman at 610.640.7830.


                                         Very truly yours,

                                         /s/ Robert B. Murphy

                                         Robert B. Murphy

cc: Richard B. Aftanas, Esq.